Exhibit 99.1

Orrick, Herrington & Sutcliffe LLP

51 WEST 52ND STREET

 NEW YORK, NEW YORK 10019-6142

August 31, 2015

Credit Suisse
11 Madison Avenue
New York, New York 10010

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse AG, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of each pricing supplement or term sheet, as applicable, identified in Exhibit A attached hereto (each, a “Pricing Supplement”), to the underlying supplement and product supplement referenced therein, if applicable, to the prospectus supplement dated May 4, 2015 for the Company’s Senior Medium-Term Notes and Subordinated Medium-Term Notes relating to the prospectus dated May 4, 2015 contained in the Company’s Registration Statement (No. 333-202913) (the “Registration Statement”). This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the headings “Material U.S. Federal Income Tax Considerations” in each Pricing Supplement and “Material United States Federal Income Tax Considerations” in each related product supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to each Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us in each Pricing Supplement and related product supplement. By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours,

/s/ Orrick, Herrington & Sutcliffe LLP

Exhibit A

Title of Securities	Date of Pricing Supplement	Pricing Supplement No.
Capped Knock-Out Notes due September 12, 2016	August 26, 2015	J483
Digital Buffered Notes due March 1, 2019	August 27, 2015	K549
Accelerated Barrier Notes due August 29, 2019	August 26, 2015	T586
Absolute Return Barrier Securities due August 31, 2020	August 26, 2015	T587
Accelerated Barrier Notes due August 31, 2020	August 26, 2015	T588
Autocallable Securities due August 31, 2017	August 26, 2015	T589
Absolute Return Barrier Securities due August 31, 2021	August 26, 2015	T599
Trigger Performance Securities	August 26, 2015	T600
Callable Contingent Income Range Accrual Step-Up Securities due August 31, 2030	August 26, 2015	U1301
7.25% 7.5 Year Callable Daily Range Accrual Securities due February 28, 2023	August 26, 2015	U1303

9.50% per annum Contingent Coupon Callable Yield Notes due August 29, 2025	August 26, 2015	U1304
8.50% per annum Contingent Coupon Callable Yield Notes due August 29, 2025	August 26, 2015	U1306
7.30% 15 Year Callable Daily Range Accrual Securities due August 30, 2030	August 26, 2015	U1311
Trigger Phoenix Autocallable Optimization Securities	August 27, 2015	U1317
Trigger Phoenix Autocallable Optimization Securities	August 27, 2015	U1319